May 24, 2011

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-5546

Re:	Sanmina-SCI Corporation
Form 8-K filed November 1, 2010
Form 10-K for the Fiscal Year ended October 2, 2010
Filed November 24, 2010
File No. 000-21272

Dear Mr. Krikorian:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated May 10, 2011 with respect to the reports referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience, have been incorporated into this response letter.

General

1.                                       We note your response to prior comment 1. With respect to your responses to comments 6 and 7 of our letter dated March 3, 2011, we are unable to concur with your position that disclosure of the performance targets for your named executive officers under the 2010 Corporate Bonus Plan reasonably threatens competitive harm. It is unclear what significant conclusions about your plans and priorities a competitor could draw from the historical performance targets that it could not also draw from your actual results and or its participation in the market place. It is also unclear how competitors could derive sufficient information about your annual operating plan from your historical performance targets to solicit away your customers. Finally, it is unclear why historical performance targets would be more useful to competitors attempting to recruit your employees than the company’s actual historical performance or the executive compensation information, such as salary or bonuses paid in fiscal 2010, that has already been publicly disclosed. Accordingly, please amend Part III of your Form 10-K to disclose the performance targets for your 2010 Corporate Bonus Plan, or refile in unredacted form your responses to comments 6 and 7 of our letter dated March 3, 2011. Also, please confirm that in future filings you will disclose the performance targets underlying your bonus plan to the extent that they are material and not otherwise excludable pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

With respect to your response to comment 8 of our letter dated March 3, 2011, the circumstances surrounding the compensation committee’s decision to exercise its discretion to adjust the compensation awarded to a named executive officer appears to be required disclosure under Item 402(b)(2)(vi) of Regulation S-K. Accordingly, please amend Part III of your Form 10-K to provide this disclosure or refile in unredacted for your response to comment 8 of our letter dated March 3, 2011.

As requested by the Staff, we are providing our response to previous Staff Comment Nos. 6 and 7 contained in our letter to the Staff dated February 8, 2011 herein in unredacted form. For ease of reference, we also include below the text of these comments, which were originally contained in the Staff’s letter dated January 26, 2011.

“6.                   We note that  you have not disclosed your non-GAAP operating margin target for your 2010 Corporate Bonus Plan, although you did disclose the 2009 target in your proxy statement filed on December 18, 2009. Please disclose the 2010 target in your response letter or provide us with your analysis as to why disclosure of the target is not required. Also, we note that you have not disclosed your 2010 inventory turns or free cash flow targets, although information on your inventory turns and cash flow from your operations and investment activities is disclosed in your Form 10-K. Please disclose these 2010 performance targets in your response letter or provide your explanation as to why disclosure is not required. Please note that claims that disclosure of performance targets would cause competitive harm generally are not persuasive when actual performance has been disclosed.

Also, please note that to the extent you are relying on Instruction 4 to Item 402(b) to omit performance target disclosure, you must provide meaningful disclosure of the level of difficulty of attaining such targets. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In this regard, the following disclosure does not appear to sufficiently address the disclosure requirement: “The Committee believed that achievement of the targeted level of performance under the 2010 incentive plan would be moderately difficult to difficult based upon industry-wide and Sanmina-SCI’s internal forecasts.” In future filings please provide detailed support for the level of difficulty you assert in connection with your targets, such as a discussion of the correlation between historical and future achievement of the relevant performance metric.

Operating Margin Target

The minimum target for fiscal 2010 non-GAAP operating margin was 2.60%. This number was inadvertently omitted from the Compensation Discussion and Analysis. The Company will include the non-GAAP operating margin target in future filings.

Other Targets

The two performance measures referred to by the Staff, fiscal 2010 inventory turns and cash flow from operations, were metrics that either added to or subtracted from corporate performance factor yielded by the Company’s actual fiscal 2010 revenue and non-GAAP operating margin. The table below sets forth the effect of these measures and the other disclosed metrics on the fiscal 2010 corporate performance factor.

Performance Metric	Minimum Target	Actual Performance	Corporate Performance Factor Yielded
Revenue	$5.4 billion	$6.3 billion	130% (when combined with actual non-GAAP operating margin)
Non-GAAP Operating Margin	2.6%	3.8%	See above
	Operating margin greater than or equal to 3.3%	3.8%	Add 10%
Return on invested capital	At least 13%, but no less than 11%	18%	Add 15%
Inventory turns	At least 7.5x, but no less than 7.0x	7.3x	No adjustment
Cash flow from operations and investment activities	Cash provided of at least $150 million, but no less than $100 million	Cash used of $72 million	Subtract 10%
Total			145%

Disclosure Regarding Difficulty of Achieving Performance Targets

We note the Staff’s comment regarding the need for meaningful disclosure concerning the difficulty of achievement of the performance targets. The Company’s 2010 proxy statement, which disclosed adoption of the 2010 Corporate Bonus Plan, included specific language regarding the difficulty of such achievement, focusing on the extent to which previous year plans had paid below target. Similarly, information concerning the perceived difficulty of achieving the targets contained in the 2011 Corporate Bonus Plan was included on page 34 of this year’s proxy statement. For next year’s proxy statement, we will ensure that such language is repeated in the discussion of payments under the 2011 Corporate Bonus Plan.

7.                      We note that the maximum corporate performance factor under your 2010 Plan appears to have been 180%. Please tell us how you calculated this percentage. For example, clarify whether any of the five pre-established corporate targets were weighed differently in calculating the corporate performance factor. Also, tell us how the actual corporate performance factor of 145% was calculated. Clarify the extent to which each of the preestablished corporate performance targets were met or exceeded.

Below is a table showing calculation of the 180% maximum corporate performance factor under the Company’s 2010 bonus plan.

Performance Metric	Target for Maximum Performance	Corporate Performance Factor Yielded
Revenue	More than $6.2 billion	130% (when combined with non-GAAP operating margin target for maximum performance)
Non-GAAP Operating Margin	At least 3.51%	See above
	Operating margin greater than or equal to 3.3%	Add 10%
Return on invested capital	At least 13%	Add 15%
Inventory turns	At least 7.5x	Add 10%
Cash flow from operations and investment activities	At least $150 million	Add 15%
Total		180%

Please see our response to Question 6 above for a description of how the 145% corporate performance factor was calculated and the various weightings for the performance metrics involved, as well as the extent to which actual results exceeded the performance metrics.

8.                      You indicate that the Compensation Committee has the “ability to adjust each participant’s actual incentive compensation up or down based upon its assessment of individual performance.” Please clarify whether the Compensation Committee’s conclusions regarding each executive’s individual performance were discretionary or based on any qualitative or quantitative factors. Also, please identify each executive officer whose incentive compensation was adjusted for individual performance and tell us the amount of such adjustment. We note your statement in this section that the Compensation Committee “concluded that all of the named executive officers had played a substantial role in implementing [the company’s] new strategy.” However, it appears from the chart on page 33 that Mr. Young’s incentive compensation was adjusted down by approximately $56,000. Please advise.

As mentioned on page 33 of the proxy statement, the Company reserved the right to adjust named executive officer bonuses based upon individual and divisional performance. With the exception of Mr. Young, whose bonus was adjusted downwards by $56,000, no adjustments were made to the bonuses paid to the other named executive officers for individual performance and such bonuses were paid strictly according to the formula shown on page 33.

In the case of Mr. Young, there were no detailed quantitative or qualitative factors used by the Compensation Committee in making the downward adjustment in Mr. Young’s bonus. Nor did Mr. Young, in the Compensation Committee’s view, fail to perform effectively as the Company’s chief sales and marketing officer. Rather, the Compensation Committee made a discretionary adjustment reflecting its belief that Mr. Young and his organization did not meet expectations for growth in sales and new customers for the year.”

* * *

As requested by the Staff, we confirm that in future filings we will disclose the performance targets underlying our bonus plan to the extent that they are material and not otherwise excludable pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

* * *

Please do not hesitate to call me at (408) 964-3613 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Robert K. Eulau
Robert K. Eulau
Executive Vice President and Chief Financial Officer

cc:	Ryan Rohn, Staff Accountant, SEC
Courtney Haseley, Attorney-Advisor, SEC
Matthew Crispino, Attorney-Advisor, SEC
Michael R. Tyler, Executive Vice President and General Counsel, Sanmina-SCI Corporation